

December 22, 2010

via U.S. mail and facsimile

Timothy P. Halter, President
SMSA Humble Acquisition Corp, Inc.
174 FM 1830
Argyle, TX

> **Re: SMSA Humble Acquisition Corp, Inc.**
> **Form 10 filed October 29, 2010**
> **File No. 0-54095**

Dear Mr. Halter:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services